

Mail Stop 3628

April 26, 2018

<u>Via E-mail</u>
Jay S. Buth
Vice President, Controller and Chief Accounting Officer
Public Service Company of New Hampshire
PSNH Funding LLC3
Energy Park
780 North Commercial Street
Manchester, NH 03101-1134

> **Re: Public Service Company of New Hampshire**
> **PSNH Funding LLC 3**
> **Amendment No. 3 to Registration Statement on Form SF-1**
> **Filed April 25, 2018**
> **File Nos. 333-223108; 333-223108-01**

Dear Mr. Buth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-1

Exhibit 8.1 – Opinion of Ropes and Gray LLP with respect to federal tax matters

1. We note counsel's statement in the final paragraph that the opinion is being furnished solely for the benefit of Public Service Company of New Hampshire and PSNH Funding LLC 3, as addressees of the opinion, and that the filing of the opinion with the Commission is not intended to "creat[e] the implication that any other person that is not an addressee hereof may rely on this opinion." Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Please refer to Section

Jay S. Buth
Public Service Company of New Hampshire
PSNH Funding LLC 3
April 26, 2018
Page 2

III.D.1 of the Division of Corporation Finance Staff Legal Bulletin No. 19 ("Legality and Tax Opinions in Registered Offerings") for guidance.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Marko S. Zatylny
        Ropes & Gray LLP

        Emilie G. O'Neil
        Eversource/PSNH